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                                            Filed Pursuant to Rule No. 424(b)(5)
                                            Registration No. 333-37499

Supplement to Prospectus Supplement
dated December 28, 1998
(To Prospectus dated September 22, 1998)

                  HOME EQUITY LOAN ASSET-BACKED CERTIFICATES,
                                 SERIES 1998-D

             UCFC ACCEPTANCE CORPORATION
                      DEPOSITOR
  UNITED COMPANIES LENDING CORPORATION(REGISTERED)                    LOGO
                  INITIAL SERVICER
                                                                  (REGISTERED)

                            ------------------------

     The Class BV-1 Certificates will be purchased by Bear, Stearns & Co. Inc. (the "Underwriter") from the Depositor and will be offered by the Underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to the Depositor from the sale of the Class BV-1 Certificates and the Underwritten Certificates were approximately 99.3098195% of the aggregate Initial Class Principal Balances of such Certificates, plus accrued interest but before deducting issuance expenses payable by the Depositor. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Prospectus Supplement and the Prospectus.

     The Underwriter intends to make a secondary market in the Class BV-1 Certificates but has no obligation to do so. The Depositor has agreed to indemnify against, or make contributions to the Underwriter with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Class BV-1 Certificates are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Class BV-1 Certificates will be made through the facilities of The Depository Trust Company on or about February 12, 1999.

     On February 3, 1999, United Companies Financial Corporation (the "Company"), the parent of the Depositor, the Initial Servicer and the Originators announced several management changes.

     The Company also announced that it anticipates that it will fail to be in compliance with financial covenants in its $850 million bank credit facility and $375 million aggregate principal amount of senior and subordinated notes when its audited financial results for 1998 are finalized and become available. Such a failure would result in an event of default under the related credit agreement and indentures, unless, prior to the applicable cure periods, such defaults are cured or waivers were to be sought and obtained.

     The Company has not as yet engaged in any substantive discussions with its bondholders concerning its compliance with financial covenants and no assurances can be given that the requisite waivers will be obtainable. The Company said that the previously announced agreement in principle with the agent bank for its bank group regarding the restructuring of its credit facility has not resulted in a definitive agreement. The Company is continuing its discussions with the agent bank in an attempt to arrive at a mutually acceptable restructuring of the facility.

     The Company also stated that its bank credit facility currently is fully drawn upon and recently it has been experiencing difficulties in generating the liquidity necessary to maintain home equity loan production at levels contemplated by its previously announced restructuring plan. The Company is continuing to pursue all available alternatives to improve its liquidity and financial condition, including whole loan sales and alternate sources of financing, as well as other extraordinary transactions that could involve a sale of all or a substantial part of the Company. The Company noted that there can be no assurance that any such transactions or alternative financing will be available to the Company.


                            BEAR, STEARNS & CO. INC.

                The date of this Supplement is February 9, 1999.